# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wellchange Holdings Co Ltd, CIK 0001990251
CUSIP: G9545M115
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: FLAT E, 11/F, BILLION PLAZA 2, 10 CHEUNG YUE STREET CHEUNG SHA WAN, HONG KONG, China (F4), 000000
Date of event which requires filing of this statement: 10/01/2024
Filed by CIK 0002056626
Persons authorized to receive notices and communications: Shek Kin Pong, FLAT E, 11/F, BILLION PLAZA 2, 10 CHEUNG YUE STREET CHEUNG SHA WAN, HONG KONG, China (F4), 000000, 852 9815-6485

## Reporting persons
- Shek Kin Pong (CIK 0002056626): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 17,800,000; shared voting power 0; sole dispositive power 17,800,000; shared dispositive power 0; aggregate amount beneficially owned 17,800,000 (38.5% of the class)
  Comment: * Mr. Shek King Pong (the "Reporting Person"), the CEO and Chairman of the Board of Wellchange Holdings Company Limited (the "Issuer"), is the sole shareholder and director of Power Smart International Limited ("Power Smart"), which holds 17,800,000 ordinary shares, par value $0.00005 per share (the "Ordinary Shares") of the Issuer. The Reporting Person exercises sole voting and dispositive power over all of the 17,800,000 Ordinary Shares. ** The Calculation is based on 21,265,000 Ordinary Shares issued and outstanding as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Wellchange Holdings Co Ltd
Address of issuer's principal executive offices: FLAT E, 11/F, BILLION PLAZA 2, 10 CHEUNG YUE STREET CHEUNG SHA WAN, HONG KONG, China (F4), 000000

## Item 2. Identity and Background
Name of person filing: Shek Kin Pong
Residence or business address: Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street, Cheung Sha Wan, Kowloon, Hongkong
Present principal occupation or employment: The Reporting Person is the CEO, Chairman of the Board, and Director of the Issuer. The address of the Issuer is Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street, Cheung Sha Wan, Kowloon, Hongkong
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Issuer was incorporated under the laws of the Cayman Islands as a limited company on July 13, 2023. On the date of its incorporation, the Issuer issued 1 Ordinary Share to Mapcal Limited, incorporated in Cayman Islands for a consideration of $1.00. On the same day, Mapcal Limited transferred the 1 Ordinary Share to the Reporting Person for a consideration of $1.00.

On August 23, 2023, the Reporting Person transferred 1 Ordinary Share to Power Smart International Limited ("Power Smart"), a wholly owned entity of the Reporting Person, for a consideration of $1.00, resulting in Power Smart becoming the sole shareholder of the Issuer. On the same date, the Issuer entered into a reorganization agreement with the Reporting Person and certain other parties, pursuant to which the Issuer issued 889 Ordinary Shares to Power Smart.

On January 26, 2024, the Issuer conducted a 4,000-for-1 forward stock split of its Ordinary Shares, followed by a 5-for-1 forward stock split on February 8, 2024. As a result, Power Smart now holds 17,800,000 Ordinary Shares of the Issuer.

The Reporting Person is the sole shareholder and director of Power Smart, and exercises sole voting and dispositive power over all of the 17,800,000 Ordinary Shares of the Issuer.

PF

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities of the Issuer as part of a corporate reorganization undertaken in preparation for the Issuer's initial public offering.

On August 23, 2023, the Reporting Person transferred 1 Ordinary Share to Power Smart International Limited ("Power Smart"), a wholly owned entity of the Reporting Person, for a consideration of $1.00, resulting in Power Smart becoming the sole shareholder of the Issuer. On the same date, the Issuer entered into a reorganization agreement with the Reporting Person and certain other parties, pursuant to which the Issuer issued 889 Ordinary Shares to Power Smart.

On August 30, 2023, the Issuer entered into a subscription agreement with Power Smart, Ocean Serene Holdings Limited, Paramount Fortune Capital Limited, and Prestige Leader Success Limited, pursuant to which the Issuer allotted and issued an aggregate of 110 Ordinary Shares to Ocean Serene, Paramount Fortune, and Prestige Leader in exchange for an aggregate consideration of HK$1,900,000 (US$243,770).

On January 26, 2024, the Issuer conducted a 4,000-for-1 forward stock split of its Ordinary Shares, followed by a 5-for-1 forward stock split on February 8, 2024. As a result, Power Smart now holds 17,800,000 Ordinary Shares of the Issuer.

The Reporting Person is the sole shareholder and director of Power Smart, and exercises sole voting and dispositive power over all of the 17,800,000 Ordinary Shares of the Issuer. The Reporting Person acquired these securities for investment purposes and to facilitate the Issuer's pre-IPO restructuring. The Reporting Person intends to continue actively participating in the Issuer's management and strategic direction as the controlling shareholder.

Except as set forth herein, the Reporting Person does not have any present plans or proposals that would result in any of the actions described in paragraphs (a) through (j) of Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on the disclosure in Item 3 of this statement and the foregoing, the aggregate number and percentage of Ordinary Shares of the Issuer owned by the Reporting Person is 17,800,000, constituting 38.5% of Ordinary Shares issued and outstanding as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose:
Reporting Person

Shek Kin Pong
Sole Voting Power 17,800,000*
Shared Voting Power 0
Sole Dispositive Power 17,800,000*
Shared Dispositive Power 0

* The Reporting Person, the CEO and Chairman of the Board of the Issuer, is the sole shareholder and director of Power Smart, which holds 17,800,000 Ordinary Shares of the Issuer. The Reporting Person exercises sole voting and dispositive power over all of the 17,800,000 Ordinary Shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Reorganization Agreement dated August 23, 2023, between the Issuer, the Reporting Person, and certain other parties, under which the Issuer issued 889 Ordinary Shares to Power Smart.

2. Subscription Agreement dated August 30, 2023, between the Issuer, Power Smart, Ocean Serene Holdings Limited, Paramount Fortune Capital Limited, and Prestige Leader Success Limited, under which the Issuer issued an aggregate of 110 Ordinary Shares to certain shareholders for HK$1,900,000 (US$243,770).

## Signatures
- Shek Kin Pong: /s/ Shek Kin Pong, Shek Kin Pong (02/21/2025)